SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                          No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                          No       X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated February 11, 2008, entitled “Spreadtrum Ships Thirty Millionth Ceva-Powered Baseband Chipset — Ceva’s DSPs Power Spreadtrum’s SC6600, SC6800 And SC8800 Families of Wireless Chipsets.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: February 15, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated February 11, 2008, entitled “Spreadtrum Ships Thirty Millionth Ceva-Powered Baseband Chipset — Ceva’s DSPs Power Spreadtrum’s SC6600, SC6800 And SC8800 Families of Wireless Chipsets.”

Exhibit 99.1

Spreadtrum Ships Thirty Millionth CEVA-powered Baseband Chipset

CEVA’s DSPs power Spreadtrum’s SC6600, SC6800 and SC8800 families of wireless chipsets

BARCELONA, Spain. – Mobile World Congress 2008 – February 11, 2008 — CEVA, Inc. [(NASDAQ: CEVA); (LSE: CVA)], a leading licensor of silicon intellectual property (SIP) platform solutions and DSP cores for mobile, consumer electronics and storage applications, today announced that Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, has surpassed the thirty millionth shipment level for CEVA-powered wireless baseband chipsets.

Spreadtrum’s award winning baseband chips, which began shipping in 2004, have secured design wins in many of China’s leading handset manufacturers. Spreadtrum currently deploys CEVA DSP technology in every baseband chipset they manufacture.

“This is a significant achievement for Spreadtrum,” said Dr. Ping Wu, President and CEO of Spreadtrum. “Our strong strategic relationship with CEVA has ensured excellent support during development of our wireless baseband chipsets and the shipment of our thirty millionth chip with their DSP is testament to the technology and support that CEVA has provided to us over the past 4 years.”

“We are very pleased that Spreadtrum has achieved such significant success with their CEVA-powered baseband chipsets in the burgeoning Chinese handset market”, said Gideon Wertheizer, CEO of CEVA. “We look forward to continuing our successful relationship with them and developing new and innovative products for the wireless baseband market.”

According to industry analyst firm Forward Concepts, the Chinese handset market is forecast to grow in volume at a CAGR of 6.9% from 131 million units in 2006 to 182 million units in 2011. In that timeframe, the number of cellular subscribers in China will grow from 519 million on 2006 to 873 million in 2011.

About Spreadtrum Communications.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: http://www.spreadtrum.com

About CEVA, Inc.

Headquartered in San Jose, Calif., CEVA is a leading licensor of silicon intellectual property (SIP) platform solutions and DSP cores for mobile, consumer electronics and storage applications. CEVA’s IP portfolio includes comprehensive solutions for multimedia, audio, voice over packet (VoP), Bluetooth and Serial ATA (SATA), and a wide range of programmable DSP cores and subsystems with different price/performance metrics serving multiple markets. In 2007, CEVA’s IP was shipped in over 225 million devices. For more information, visit www.ceva-dsp.com

# # #

For more information, contact:

CEVA

Richard Kingston

CEVA, Inc.

408-514-2976

richard.kingston@ceva-dsp.com

Mike Sottak

Wired Island, Ltd.

408-876-4418

mike@wiredislandpr.com

Spreadtrum

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988 x217

E-mail: william.shi@spreadtrum.com

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the forecast of the growth in the Chinese handset market and the number of China’s cellular subscribers. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets; the state of and any change in Spreadtrum’s relationships with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.